QRSciences
Holdings Ltd

8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

8 March 2007

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of February, 2007, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsciences.com.

Yours Faithfully,

Darren Bromley
Company Secretary

Attachments

Exhibit Index on Page 2

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 1 January 2007 to 8 February 2007.

Doc Date	Headline	Pages
03/02/07	Director Retires	1
02/23/07	Section 708A (5) Notice	1
02/23/07	Appendix 3B	7
02/22/07	Section 708A (5) notice	1
02/22/07	Appendix 3B	7
02/21/07	Release of Escrow	1
02/16/07	Section 708A (5) Notice	1
02/14/07	Appendix 3B	7
01/12/07	Finalisation of Acquisition, Funding Initiatives and Revenue Update	4

QRSciences

Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**02/03/07**
Document Ref:	**366**
Release Time:	**Immediate**
Subject:	**Director Retires**

QRSciences

Holdings Limited

2 March 2007

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

QRSCIENCES HOLDINGS LIMITED
(ASX: QRS)

Dear Sir / Madam

QRSciences Holdings Limited advises that Mr Simon Bedford has retired as Director.

Mr Bedford will remain as a full time executive of the company as Vice President, Business Development.

Yours faithfully

Darren Bromley
CFO / Company Secretary
QRSciences Holdings Limited

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**23/02/07**
Document Ref:	**364**
Release Time:	**Immediate**
Subject:	**Section 708A(5) Notice**

QRSciences

Holdings Limited

NOTICE GIVEN UNDER SECTION 708A(5) OF THE CORPORATIONS ACT 2001

This notice is given by the Company under section 708A(5)(e) of the Corporations Act in relation to the issue on 23 February 2007 of fully paid ordinary shares by the Company without disclosure to investors under Part 6D.2 of the Corporations Act.

As at the date of this notice, the Company has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

The Company confirms that, as at the date of this notice, there is no information that:

(a) has been excluded from a continuous disclosure notice given to ASX in accordance with the ASX Listing Rules; and

(b) investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

  (i) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; and

  (ii) the rights and liabilities attaching to fully paid ordinary shares,

to the extent to which it would be reasonable for investors and their professional advisers to expect to find such information in a disclosure document.

Dated: 23 February 2007

Darren Bromley
Company Secretary
QRSciences Holdings Limited

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 23/02/2007
Document Ref: 363
Release Time: Immediate
Subject: Appendix 3B

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares $0.60 Unlisted Options to acquire fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	644,397 Ordinary shares 322,199 $0.60 Unlisted Options to acquire fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution. $0.60 Unlisted Options to acquire fully paid ordinary shares expiry 7 December 2007

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	644,397 Ordinary shares at $0.50 322,199 $0.60 Unlisted Options to acquire fully paid ordinary shares for nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of 644,397 ordinary shares and 322,199 $0.60 Unlisted Options for working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	50,001,319** *(** 428,335 subject to voluntary restriction of ESP)*	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares
		2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 23 February 2007

Print name: Darren Bromley

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**22/02/07**
Document Ref:	**362**
Release Time:	**Immediate**
Subject:	**Section 708A(5) Notice**

QRSciences

Holdings Limited

NOTICE GIVEN UNDER SECTION 708A(5) OF THE CORPORATIONS ACT 2001

This notice is given by the Company under section 708A(5)(e) of the Corporations Act in relation to the issue on 22 February 2007 of fully paid ordinary shares by the Company without disclosure to investors under Part 6D.2 of the Corporations Act.

As at the date of this notice, the Company has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

The Company confirms that, as at the date of this notice, there is no information that:

(a) has been excluded from a continuous disclosure notice given to ASX in accordance with the ASX Listing Rules; and

(b) investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

 (i) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; and

 (ii) the rights and liabilities attaching to fully paid ordinary shares,

to the extent to which it would be reasonable for investors and their professional advisers to expect to find such information in a disclosure document.

Dated: 22 February 2007

Darren Bromley
Company Secretary
QRSciences Holdings Limited

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 22/02/2007
Document Ref: 361
Release Time: Immediate
Subject: Appendix 3B

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,500,000 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,500,000 Ordinary shares at $0.50
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of 1,500,000 ordinary shares for working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 February 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	49,356,922** *(** 428,335 subject to voluntary restriction of ESP)*	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares
		2,253,550	$0.60 Unlisted Options to acquire fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 22 February 2007

Print name: Darren Bromley

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**21/02/07**
Document Ref:	**360**
Release Time:	**Immediate**
Subject:	**Release of Escrow**

QRSciences
Holdings Limited

21 February 2007

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

QRSCIENCES HOLDINGS LIMITED
(ASX: QRS)

Dear Sir / Madam

In accordance with ASX Listing Rule 3.10A we hereby advise that the following securities issued pursuant to the QRSciences Employee Share Plan will be released from escrow on 5 March 2007.

- 124,775 fully paid ordinary shares.

Yours faithfully

Darren Bromley

CFO / Company Secretary
QRSciences Holdings Limited

QRSciences

Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**16/02/07**
Document Ref:	**359**
Release Time:	**Immediate**
Subject:	**Section 708A(5) Notice**

QRSciences

Holdings Limited

NOTICE GIVEN UNDER SECTION 708A(5) OF THE CORPORATIONS ACT 2001

This notice is given by the Company under section 708A(5)(e) of the Corporations Act in relation to the issue on 9 February 2007 of fully paid ordinary shares by the Company without disclosure to investors under Part 6D.2 of the Corporations Act.

As at the date of this notice, the Company has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

The Company confirms that, as at the date of this notice, there is no information that:

(a) has been excluded from a continuous disclosure notice given to ASX in accordance with the ASX Listing Rules; and

(b) investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

  (i) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; and

  (ii) the rights and liabilities attaching to fully paid ordinary shares,

to the extent to which it would be reasonable for investors and their professional advisers to expect to find such information in a disclosure document.

Dated: 16 February 2007

Darren Bromley
Company Secretary
QRSciences Holdings Limited

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**14/02/2007**
Document Ref:	**358**
Release Time:	**Immediate**
Subject:	**Appendix 3B**

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares $0.60 Unlisted Options to acquire fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,350,878 Ordinary shares 2,000,000 $0.60 Unlisted Options to acquire fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution. $0.60 Unlisted Options to acquire fully paid ordinary shares expiry 7 December 2007

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	350,878 Ordinary shares at a deemed issue price of $0.57 4,000,000 Ordinary shares at $0.50 2,000,000 $0.60 Unlisted Options to acquire fully paid ordinary shares for nil consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of 350,878 ordinary shares pursuant to acquisition of BTG Patents. Issue of 4,000,000 ordinary shares and 2,000,000 $0.60 Unlisted Options for working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 February 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
47,856,922** *(** 396,640 subject to voluntary restriction of ESP)*	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares
		2,253,550	$0.60 Unlisted Options to acquire fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

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%%Creator: Pro/ENGINEER
%%Title: c:\doc

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 14 February 2007

Print name: Darren Bromley

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth** 2
Document Date:	**12/01/07**
Document Ref:	**357**
Release Time:	**Immediate**
Subject:	**Finalisation of Acquisition, Funding Initiatives and Revenue Update**

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

12 February 2007

Finalisation of Acquisition, Funding Initiatives and Revenue Update

- Baxall acquisition completed - business EBITDA positive and strong growth forecast
- Balance sheet strengthened following $6.3M of funding initiatives with U.S. institutions
- QRSciences on track to reach high end of FY07 revenue guidance of $14-16M
- Australian and U.S. Government funding of development expected to increase
- Growing proprietary product sales and licensing revenue from General Electric

Acquisition of Baxall Australia

QRSciences (ASX:QRS) (QRSNY:PK) is pleased to announce that it has completed the purchase of the business and key assets of Baxall Australia Pty Limited (Baxall).

Baxall is a direct seller and distributor of surveillance and monitoring equipment, including closed circuit television (CCTV) security cameras, digital video recorders (DVR) and related components. Since its establishment in March 2005, the business has grown rapidly with revenue in FY06 of $5M and an expectation for year-on-year growth over the next two years of 100% per annum to approximately $10M in FY07 and $ 20M in FY08. The business is now EBITDA positive. The commitment from QRSciences will allow Baxall to fully participate in the rapid growth being experienced by the Australian security products market, which is now estimated to exceed $150M per annum. Baxall management has indicated that its goal is to capture 20% of the Australian market over the next three years. This will be accomplished through an expanded product range, organic growth on the east coast and the establishment of sales offices in Western Australia, South Australia and New Zealand.

"Baxall is a highly complementary acquisition for us," said Kevin Russeth, Chief Executive Officer of QRSciences. "It delivers a significantly enhanced presence in the broader security market and, through its well-established sales and distribution capability in Australia and across the Southeast Asian region, the means to accelerate the uptake of QRSciences' own proprietary technologies. Further synergies attach to QRSciences' interest in Spectrum San Diego, Inc. (Spectrum) the designer of electronic imaging systems whose Sentry*Scope*™ camera is already distributed by Baxall in Australia."

The Sentry*Scope*™ uses advanced linescan technology to achieve ultra high resolution surveillance video capturing 21 million pixels per image and covering a 90 degree field of view. The large volume of data allows zooming into sub-regions with extreme accuracy and clarity and is a particularly good solution for train stations, ports, stadiums, railyards, nuclear and electrical power plants, border surveillance, parking lots and large commercial warehouse facilities and is one of several products that Spectrum have developed.

Baxall currently employs 20 people and has warehouse and office facilities in Melbourne, Sydney and Brisbane. The business is led by Rick Stokes, a 17-year veteran of the Australian security industry. Mr. Stokes is a pioneer in the CCTV industry in Australia and the founder of the first low cost CCTV distributor, Vicam CCTV Systems which was subsequently sold to Hills Industries. After *Vicam's* acquisition he became the General Manager of Hills' CCTV business unit which he helped grow to capture 40% market share in Australia and New Zealand. Mr. Stokes has extensive contacts at senior management levels in the video security industry worldwide and has been able to recruit key members of his former team to the Baxall business. As part of the transaction, Mr Stokes has committed to continuing to lead Baxall for a minimum of two years from 8 February 2007.

"We are pleased to have secured the ongoing services of Rick Stokes, who is a leader in the industry in Australia and has been instrumental in guiding Baxall though the strong growth it has experienced to date," added Mr Russeth. "In addition, we have recently hired David Martin to drive sales of both Baxall and proprietary QRSciences product internationally with emphasis on the United States, Central American and South American markets."

Mr Martin held the role of Vice President of International Sales for Pelco, the world's largest CCTV manufacturer based in Fresno, California. In his role with Pelco he established numerous highly profitable sales channels in international markets. Mr Martin will develop sales channels for the Baxall Australia product range in the U.S., Mexican and Latin American markets and assist QRSciences and Spectrum with marketing and sales of their products where appropriate. He is based in Southern California.

FY07 Revenue Update

QRSciences will be consolidating Baxall from 1 May 2006, resulting in a contribution of over $6M of revenue to QRSciences' half-yearly results for the period ended 31 December 2006. As a result of the conclusion of the Baxall transaction, the strong organic growth being experienced by the Baxall business and the growing commercial success of QRSciences' proprietary technologies, QRSciences can confirm that it is on track to achieve the upper end of the $14-16M revenue guidance previously provided for FY07. It remains the Company's expectation that it will reach a breakeven run-rate at the EBIT (earnings before interest and tax) level late in FY2007.

Funding Initiatives

Consideration for the Baxall business comprises $4.283M in cash for the agreed value of the nominated assets, of which an initial *deposit* of $1.97M had already been paid, plus a subsequent goodwill payment. The goodwill payment is due on 28 February *2008 and will be* satisfied in scrip (25%) and cash (75%), based on a 4 times multiple of audited EBIT for the 12 months to 31 December 2007.

The Company has completed two funding initiatives, from which the residual $2.313M due in respect of the Baxall assets has been paid. These are:

1. A placement of 5.0 million shares at 50 cents each, to raise $2.5M; and
2. A $3.8M secured Promissory Note issue, carrying a 4% coupon (12% annualised) and 120 day term to maturity with conversion rights at 50 cents per share.

The share placement was completed after several months of due diligence and was made to three mutual funds associated with a major US-based advisory firm that manages U$10 billion in assets and is recognised as a leader in the field of micro cap investment globally, plus three other New York-based institutional investors.

The Promissory Note has been issued to Vision Opportunity Master Fund, Ltd. (Vision) and Platinum Partners Value Arbitrage Fund LP (Platinum Partners), both New York-based investment advisers registered with the Securities and Exchange Commission with particular focus on the small and micro cap market sectors in the United States and abroad.

It is proposed that the Promissory Note is rolled over to a Convertible Note issue, which shareholders will be asked to approve at an Extraordinary General Meeting to be held in April 2007. In addition to conversion rights at 50 cents per share, approval will be sought for the issue of 3.8 million unlisted 60 cent options and 3.8 million unlisted 81 cent options to the Convertible Note holders. Both tranches of options will have an expiry date of 5 February 2014. The proposed Convertible Note carries with it terms and conditions customary for an instrument of this nature including anti-dilute provisions, acceleration clauses in the event of default and a bridge fee. The detail and form of the note will be outlined in detail in the Notice of Meeting.

"This is an important step as we move to secure QRSciences' long term finances and will assist us in our primary goal which is the realisation of the full value of the Company's assets. The calibre of investors that we have attracted with these funding initiatives is testimony to that potential," said Mr Russeth.

In addition to the balance owed in respect of Baxall, the funds that have been raised are being used to continue funding of the investment in San Diego-based Spectrum and for general working capital requirements.

Government Funded Development

To date the company has also received funding from the Australian and U.S. Governments in excess of $6M.

"We are very pleased with the support that we have received from the state and federal governments here in Australia, various governments and regulatory authorities overseas and our customers. We expect these sources and methods of funding to underpin our development costs moving forward and are also confident that this funding will accelerate as we move into the next financial year," added Mr. Russeth.

Fully funding Research and Development requirements from government and customer sources is a key objective that management is focusing on.

Proprietary Technology Progress

The existing QRSciences business, encompassing the proprietary QR and AMDS technologies, continues to progress well, with 10 units fielded and ordered for demonstration, testing, operational trials and pilots in France, U.K., Australia, the Middle East, China and the U.S.

A deepening relationship with Singapore Technologies, early take-up on the Rapiscan contract and the roll-out of the General Electric shoe scanner, which uses QRSciences' patents and generates a royalty stream to the Company, will all be sources of growing revenue in FY08.

The combination of the growing interest in, and commercial potential of, our existing technologies, together with the exciting growth prospects for the complementary Baxall business, creates a strong long term outlook for the Company," concluded Mr. Russeth.

About QRSciences

QRSciences Holdings Limited is a holding company based in Perth, Western Australia with investments in a number of security related technology companies. The company through its subsidiaries and investments designs, develops, builds, and sells advanced technology systems, sub-systems, components and software for security related applications. The applications include the detection of explosives and narcotics, metal detection and imaging for weapons and contraband screening, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information on the Company please visit www.QRSciences.com or phone +61 8 9358-5011 in Perth, Western Australia or +1(858) 613-8755 in San Diego, California.

END